Exhibit 19.1

SOLV ENERGY, INC.

Insider Trading Policy

I. INTRODUCTION

A. Purpose

The purpose of this Insider Trading Policy (this “Policy”) is to help SOLV Energy, Inc. and its subsidiaries (the “Company”) comply with U.S. federal and state securities laws, as well as similar laws in other countries where the Company may do business, and to preserve the reputation and integrity of the Company.

B. What Is Illegal and Prohibited Insider Trading?

Illegal and prohibited insider trading occurs when you or your family members trade securities when in possession of material non-public information or provide material non-public information to another person who may trade based on that information.

C. What Securities and Transactions are Subject to this Policy?

This Policy applies to transactions in the Company’s securities, including common stock, options, or any other type of security that the Company may issue, such as preferred stock, debt, convertible debt and warrants, as well as derivative securities that are not issued by the Company such as exchange-traded put or call options or swaps relating to the Company, or securities issued by the Company (collectively, “Company Securities”). This Policy also applies to securities of other companies if you become aware of material non-public information in the course of your position with the Company as described in Section II.A. below.

Transactions subject to this policy include purchases, sales, bona fide gifts and other acquisitions and dispositions of Company Securities and transactions in other companies as described in Section II.A below, unless otherwise specified herein, including under Sections III.E, F and G below. This Policy does not apply to transactions in mutual funds, index funds or ETFs that are invested in a broad portfolio of companies including Company Securities.

D. Who is Subject to this Policy?

(1) Company Personnel:

All directors, officers and employees of the Company and its subsidiaries and those acting on behalf of the Company, such as auditors, agents, and consultants (collectively, “Company Personnel”). The use of “you” throughout this Policy speaks directly to Company Personnel.

(2) Family Members and Others Living in Your Household:

“Family Members” refers to anyone who lives in the household of Company Personnel, whether or not family members, and any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, and in-law, in each case, whose transactions are subject to your influence or control. You are responsible for the transactions of Family Members and therefore should inform your Family Members of the need to confer with you before they trade in Company Securities. This Policy does not, however, apply to personal securities transactions of Family Members where the transaction decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

(3) Controlled Entities

“Controlled Entities” are any entities or accounts, including corporations, partnerships or trusts, which are under your influence or control with respect to transactions in Company Securities. Transactions by such Controlled Entities should be treated as if they were for the account of you or your Family Member for the purposes of this Policy and applicable securities laws.

(4) Designated Persons

In addition, as specified in Section III.A of this Policy, Designated Persons are subject to additional restrictions. The following are “Designated Persons”:

•	All directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Company.

•	Family Members and Controlled Entities of directors and officers of the Company.

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Certain key financial and communications employees or such other persons as may be designated from time to time by the Chief Legal Officer, and Family Members and Controlled Entities of such employees or other persons.

E. Questions

Questions about this Policy or any proposed transaction should be directed to the Chief Legal Officer or the Chief Legal Officer’s designee (the “Chief Legal Officer”).

F. Individual Responsibility

You are responsible for complying with this Policy, including for determining whether you are in possession of material non-public information. Any action on the part of the Company, the Legal Department or Company Personnel pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violation.”

G. Company Trading in Company Securities

The Board may from time to time authorize the Company to repurchase Company Securities under such terms and conditions that the Board may determine. The Company will not engage in transactions in Company Securities, except in compliance with applicable securities laws.

II. INSIDER TRADING

A. Policy Prohibiting Insider Trading

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No Trading on Material Non-Public Information. If you are aware of material non-public information about the Company or its securities, you may not, directly or indirectly, buy or sell Company Securities, except as otherwise specified in this policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans.” This includes, but is not limited to, material non-public information about a company with which the Company does business, including, but not limited to, a customer, supplier or other business partner of the Company, or that is involved in a potential transaction or business relationship with the Company. Moreover, if you, in the course of working for the Company, learn of information that is expected to affect a company’s stock price, then you may not trade in, take advantage of, or share such information about that other company’s securities until the information becomes public or is no longer material.

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No Tipping. If you are aware of material non-public information about the Company, you may not communicate or pass (“tip”) that information on to persons within the Company whose jobs do not require them to have that information, or to persons outside the Company, including Family Members and friends. The federal securities laws impose liability on any person who “tips” or communicates material non-public information (the “tipper”) to another person or entity (the “tippee”), who then trades based on the information. Penalties may apply regardless of whether the tipper derives any benefits from the tippee’s trading activities.

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Blackout Period. Designated Persons are restricted from trading in Company Securities during a Blackout Period (as defined below). Other persons should also consider refraining from trading in Company Securities during a Blackout Period to avoid even the appearance of impropriety, even if you are not expressly prohibited under Section III.B below.

•	Pre-Clearance. Designated Persons must obtain approval from the Chief Legal Officer before transacting in Company securities in accordance with Section III.C below.

B. What is Material, Non-Public Information?

The following provides considerations for determining whether information is material. Ultimately, the Chief Legal Officer is responsible for determining which information should be treated as material, non-public information.

(1) Identifying Material Information

You should consider as material information any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and you should carefully consider how a transaction may be construed by enforcement authorities who will have the benefit of hindsight.

While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	A proposed acquisition, sale, joint venture, merger or tender offer;

•	Large contracts, renewals and terminations;

•	Projected future earnings, profits or losses;

•	Changes to earnings guidance or projections, if any;

•	A significant expansion or cutback of operations;

•	Significant changes to vendor or supplier pricing;

•	Extraordinary management or business developments;

•	Changes in executive management;

•	Major lawsuits or legal settlements;

•	Significant cybersecurity incidents

•	Extraordinary customer quality claims;

•	The commencement or results of regulatory proceedings;

•	The gain or loss of a major customer or supplier;

•	Company restructuring;

•	Borrowing activities, including contemplated financings and refinancings (other than in the ordinary course);

•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

•	The establishment, actual purchases, or the anticipated timing of purchases of a repurchase program for Company Securities;

•	A change in pricing or cost structure;

•	Major marketing changes;

•	Significant related party transactions;

•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

•	Significant developments including regulatory approval of a new product, process, or service;

•	Removal of product from the market;

•	Material weakness in internal controls over financial reporting;

•	The imposition of a ban on trading in Company Securities or the securities of another company; or

•	Impending bankruptcy or the existence of severe liquidity problems.

(2) When Is Information Considered “Public”?

Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information disclosed by the following methods are generally considered to be widely disseminated:

•	A Form 8-K or other document filed with, or submitted to, the U.S. Securities and Exchange Commission (“SEC”) when available on the SEC’s website;

•	A press release disseminated through newswire services; or

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A conference call (or webcast of such call) that is open to the public at large, and has been the subject of adequate advance notice within the meaning of Regulation FD, under the Securities Exchange Act of 1934.

By contrast, information would likely not be considered widely disseminated if it is:

•	only provided to the Company’s employees, or if it is only available to a select group of persons; or

•	only communicated through the Company’s website or through social media (e.g., X or Facebook).

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after one full trading day has elapsed since the day on which the information is released. If, for example, the Company were to make an announcement on a Monday during trading hours, you should not trade in Company securities until open market on Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

(3) Confidentiality of Material, Non-Public Information

Company Personnel who have access to material, non-public information must take special precautions to keep it confidential, including by keeping it in a secure location, and may only disclose such information to other employees and external parties who need to know it in order to perform their jobs and who also have an obligation to maintain its confidentiality.

Company Personnel who work outside of the Company’s office, whether at home, on planes and trains, in shared office spaces or in public spaces, should take special care to ensure that any material, non-public information is kept in a secure location, and cannot be seen, heard, accessed or stolen by others, including Family Members or friends.

If you have any question as to whether information is material or is publicly available, please err on the side of caution and direct an inquiry to the Chief Legal Officer.

III. CERTAIN ADDITIONAL RESTRICTIONS

A. Designated Persons

All Designated Persons are subject to the Blackout Periods and Pre-Clearance restrictions described in this Section III. Designated Persons may not give trading advice of any kind about the Company, whether or not such Designated Person is aware of material non-public information.

B. Blackout Periods

Subject to Section III.F, G and I below, Designated Persons may not conduct transactions (for their own or related accounts) involving Company Securities during the following periods (the “Blackout Periods”):

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The period in any of the first, second, third or fourth fiscal quarters commencing at the close of trading on the fifteenth day of the third calendar month (i.e., March 15, June 15, September 15, December 15) and ending after the first full trading day after the date of public disclosure of the financial results for such fiscal quarter or year. If public disclosure occurs during trading hours, then such date of disclosure shall not be considered the first full trading day with respect to such public disclosure;

•	Any other period designated in writing by the Chief Legal Officer.

The Company’s implementation of an additional Blackout Period could itself be, or otherwise imply the existence of, material non-public information. Accordingly, if you are made aware of the existence of an event-specific Blackout Period, that, itself, may be material non-public information, and you should not disclose the existence of such Blackout Period to any other person.

C. Pre-Clearance

All Designated Persons must clear all transactions involving Company Securities with the Chief Legal Officer (or their designee) before the transaction may occur. The Chief Legal Officer may designate and provide notice to other key employees who may, from time to time, be subject to the pre-clearance procedures under this Policy.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material non-public information about the Company.

Designated Persons seeking to pre-clear a transaction involving Company Securities must notify the Chief Legal Officer and his or her designee in writing of the desire to conduct a transaction at least one business day before the date of the proposed transaction. Designated Persons should be prepared to provide the dates on which the proposed transactions are expected to occur and to identify the broker-dealer or any other investment professional responsible for executing the trade. The Chief Legal Officer will inform the requesting individual of a decision with respect to the request as soon as possible after considering all the circumstances relevant to their determination. The Chief Legal Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If the Chief Legal Officer has not responded to a request for pre-clearance, do not trade in the Company’s Securities. If approved, the transaction must occur within one business day after the day of the receipt of approval (so long as the transaction is not during a Blackout Period). If permission is denied, refrain from initiating any transaction in Company Securities, and do not inform any other person of the restriction. Pre-clearance requests will not be granted during a Blackout Period.

For the avoidance of doubt, Designated Persons must also pre-clear gifts to charities or other persons and other transfers of Company Securities, including to estate planning or other investment vehicles, with the Chief Legal Officer before the gift or other transfer is made.

Even if approval to trade pursuant to the pre-clearance process is obtained in writing, or pre-clearance is not required for a particular transaction, you may not trade in the Company Securities if you are aware of material non-public information about the Company or any of the companies covered by this Policy. This Policy does not require pre-clearance of transactions in any other company’s securities unless otherwise indicated in writing by the Chief Legal Officer.

D. Prohibited and Special Transactions

In addition to the other restrictions and prohibitions contained in this Policy, Designated Persons may not:

Short-Term Trading: Sell any Company Securities of the same class during the six months following the purchase of any Company Securities of that class (or vice versa). Shares purchased through the Company’s equity plans and transactions with the Company are not subject to this restriction.

Short Sales: Engage in short sales (selling securities that you do not own, with the intention of buying the securities at a lower price in the future) of Company Securities. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales.

Publicly Traded Options: Engage in puts, calls, or other derivative securities, on an exchange or in any other organized market.

Pledging: Pledge, hypothecate, or otherwise encumber shares of Company Securities as collateral for indebtedness. This includes but is not limited to holding such shares in a margin account or any other account that could cause Company Securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

Hedging: Purchase a financial instrument or enter into any transaction that is designed to hedge, establish downside price protection or otherwise offset declines in the market value of Company Securities, including puts, calls, prepaid variable forward contracts, equity swaps, collars, certain exchange funds if the terms of such fund indicate that the fund could be used to hedge Company Securities (excluding broad-based index funds) and other financial instruments that are designed to or have the effect of hedging or offsetting any decrease in the market value of Company Securities.

Standing and Limit Orders: Place standing or limit orders on Company Securities outside of a properly established Rule 10b5-1 Plan (as defined in Section III.G below).

E. Transactions Under Company Plans

This Policy does not apply to the following, except as specifically noted:

Stock Option Exercises: Exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements or to satisfy the exercise price. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock and Restricted Stock Unit Awards: Vesting of restricted stock and restricted stock units, or the exercise of a tax withholding right pursuant to which a person elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any such restricted stock and/or restricted stock units. The Policy does apply, however, to any market sale of stock.

401(k) Plan: Purchases of Company Securities in the Company’s 401(k) plan resulting from periodic contribution of money to the plan pursuant to standard payroll deduction elections. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company Securities fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company Securities from a 401(k) account are also subject to Rule 144, and therefore affiliates should ensure that a Form 144 is filed when required.

Employee Stock Purchase Plan: Purchases of Company Securities in any employee stock purchase plan resulting from periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that elections to participate by lump sum payment were made at the beginning of the applicable enrollment period. This Policy does apply, however, to sales of Company Securities purchased pursuant to the plan and elections to (i) participate in the plan for any enrollment period, (ii) withdraw early from the plan, and (iii) increase or decrease your contributions during an offering period.

Dividend Reinvestment Plan: Purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to the plan.

Other Similar Transactions: Any other similar purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

F. Gifts or Transfers

Bona fide gifts of Company Securities to charities or other persons, as well as transfers to or from Family Members and Controlled Entities, by a Designated Person, including during a Blackout Period, may be permitted if pre-clearance is obtained from the Chief Legal Officer in accordance with the pre-clearance procedures under Section III.C.

G. Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense, under certain conditions, against allegations that an insider traded in the Company’s securities while aware of material non-public information. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a trading plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions, including blackout and pre-clearance requirements.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information and not during a blackout period. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Rule 10b5-1 Trading Plan must include a cooling-off period consistent with applicable SEC rules before trading can commence. Rule 10b5-1 Plans must be approved by the Chief Legal Officer in advance and requests for approval must be submitted at least two weeks in advance of entry into the Rule 10b5-1 Plan.

H. Post-Termination Transactions

The Policy continues to apply to transactions in Company Securities even after your service with the Company has ended (other than the pre-clearance and trading prohibitions during a Blackout Period, which will cease to apply upon the expiration of any Blackout Period pending at the time of the termination of service). If you are aware of material non-public information when your employment terminates, you may not engage in transactions in Company Securities until that information has become public or is no longer material.

I. Private Transactions Between Persons Subject to this Policy or with the Company

A private transaction (i.e., transaction not on a stock exchange or otherwise facilitated by brokers and/ or similar intermediaries) between a transferor and transferee who are both subject to this Policy is exempt from Blackout Periods, provided that pre-clearance for such transaction is obtained from the Chief Legal Officer in accordance with the pre-clearance procedures under Section III.C . A private transaction between you and the Company that has been specifically authorized by the Company in writing is exempt from Blackout Periods.

IV. CONSEQUENCES OF VIOLATION

Insider trading is a serious crime. There are no thresholds or limits on the size of a transaction that will trigger insider trading liability. Insider trading violations are pursued vigorously by the SEC and can be detected using advanced technologies. In the past, relatively small trades have resulted in investigations by the SEC or the Department of Justice and lawsuits.

Individuals found liable for insider trading (and tipping) face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally plus collect other damages. Furthermore, the Company (and its executive officers and directors) could face penalties the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or criminal penalty of up to $25 million.

Without regard to civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal from the Company.

V. REGULATION FD CONSIDERATIONS

The Company has adopted a Regulation Fair Disclosure (“Regulation FD”) Policy. In addition to the confidentiality obligations set forth above, Regulation FD prohibits the Company, or Company Personnel that could be viewed as acting on behalf of the Company, from making a selective disclosure of material non-public information regarding the Company or its securities to investors, analysts or other securities professionals. Regulation FD applies to communications with brokers or dealers and their associated persons, investment advisers, certain institutional investment managers and their associated persons, investment companies, hedge funds and affiliated persons and any shareholder under circumstances in which it is reasonably foreseeable that the person would transact in the Company’s Securities based on the information. Any disclosure by the Company of material non-public information must be made first or simultaneously to the public in a manner that is designed to achieve broad public dissemination and must be made in accordance with the Company’s policies and procedures for releasing material information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release as set forth in the Company’s Regulation FD Policy.

VI. PERIODIC REVIEW, AMENDMENTS AND WAIVERS

The Board of Directors shall periodically review this Policy. Any material amendments to this Policy, as determined by the Chief Legal Officer, must be approved by the Board of Directors. Any waivers under this Policy may be approved by the Chief Legal Officer, and any such waivers shall be reported to the Board of Directors. Any non-material amendments may be made by the Chief Legal Officer and later presented to the Board of Directors.

Adopted by the Board on February 10, 2026, effective upon the Company’s initial public offering.